Filed Pursuant to Rule 433
Registration Statement No. 333-163632

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES D

$1,000,000,000

2.10% SENIOR NOTES, DUE JULY 2013

FINAL TERM SHEET

Dated April 20, 2010

Issuer:	Royal Bank of Canada

Ratings of this Series:	Aaa, negative (Moody’s)/AA-, stable (S&P)/AA, stable (Fitch)

Title of the Series:	2.10% Senior Notes, due July 2013

Ranking:	Senior

Aggregate Principal Amount Initially Being Issued:	$1,000,000,000

Issue Price:	99.979%

Trade Date:	April 20, 2010

Settlement Date:	April 29, 2010 (DTC)

Maturity Date:	July 29, 2013

Minimum Denominations:	$1,000 and multiples of $1,000

Day Count Fraction:	30/360

Treasury Benchmark:	UST 1.750% due April 15, 2013

Treasury Benchmark Price:	100-13 1/4

Treasury Yield:	1.607%

Re-Offer Spread to Treasury Benchmark:	+50 bps

Re-Offer Yield:	2.107%

Interest Rate:	2.10%

Interest Payment Dates:	January 29th and July 29th of each year, beginning July 29, 2010, subject to unadjusted following business day convention.

Interest Periods:	Semi-annual

Optional Redemption:	None.

Listing:	None

Lead Managers and Joint Book-Runners:	Citigroup Global Markets Inc. RBC Capital Markets Corporation

CUSIP:	78008HX96

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Citigroup Global Markets Inc., toll free at 1-877-858-5407, or RBC Capital Markets Corporation, toll free at 1-866-375-6829.